                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.   20549

                                SCHEDULE 13G
                                (Rule 13d-102)

                 INFORMATION PURSUANT TO RULES 13d-1 AND 13d-2

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. )*


                            ABER DIAMOND CORPORATION
                               (Name of Issuer)


                                 COMMON STOCK
                        (Title of Class of Securities)


                                  002893105
                                (CUSIP Number)


                              December 31, 2006
            (Date of Event Which Requires Filing of this
Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [     ]  Rule 13d-1(b)

      [  X  ]  Rule 13d-1(c)

      [     ]  Rule 13d-1(d)

Check the following box if a fee is being paid with this statement [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Page 2 of 10 Pages

CUSIP NO. 002893105                               13G

1.    Names of Reporting Person(s).
      I.R.S. Identification Nos. of above person(s) (entities only).
      I.G. Investment Management, Ltd.
      Reporting Person, a non-U.S. entity, has no I.R.S.
     Identification Number

2.    Check the Appropriate Box if a member of a Group (See
Instructions)
      (a)   [    ]
      (b)   [    ]

3.    SEC Use Only

4.    Citizenship or Place of Organization
      Canada

Number of Shares        5.    Sole Voting Power 0
Beneficially Owned      6.    Shared Voting Power 4,090,900
by Each Reporting       7.    Sole Dispositive Power 0
Person With             8.    Shared Dispositive Power 4,090,900

9.    Aggregate Amount Beneficially Owned by Each Reporting
     Person
      4,090,900

10.   Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares (See
      Instructions)
      [    ]

11.   Percent of Class Represented by Amount in Row (9):
      7.0%

12.   Type of Reporting Person (See Instructions)
      CO (Corporation governed by the Canada Business
Corporations Act), IA
      (Canadian)

                                      2A

                                 Page 3 of 10 Pages

CUSIP NO. 002893105                               13G

1.    Names of Reporting Person(s).
      I.R.S. Identification Nos. of above person(s) (entities only).
      Investors Group Trust Co. Ltd.
      Reporting Person, a non-U.S. entity, has no I.R.S.
     Identification
      Number.

2.    Check the Appropriate Box if a member of a Group (See
Instructions)
      (a)   [    ]
      (b)   [    ]

3.    SEC Use Only

4.    Citizenship or Place of Organization
      Manitoba, Canada

Number of Shares        5.    Sole Voting Power 0
Beneficially Owned      6.    Shared Voting Power 3,961,600
by Each Reporting       7.    Sole Dispositive Power 0
Person With             8.    Shared Dispositive Power 3,961,600

9.    Aggregate Amount Beneficially Owned by Each Reporting
     Person
      3,961,600

10.   Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares (See
      Instructions)
      [    ]

11.   Percent of Class Represented by Amount in Row (9):
      6.8%

12.   Type of Reporting Person (See Instructions)
      CO (Corporation governed by the Manitoba Corporations Act)

                                      2B

                                 Page 4 of 10 Pages

CUSIP NO. 002893105                               13G

1.    Name of Reporting Person(s).
      I.R.S. Identification Nos. of above person(s) (entities only).
      IGM Financial Inc. (formerly Investors Group Inc.)
      Reporting Person, a non-U.S. entity, has no I.R.S.
     Identification
      Number.

2.    Check the Appropriate Box if a member of a Group (See
Instructions)
      (a)   [    ]
      (b)   [    ]

3.    SEC Use Only

4.    Citizenship or Place of Organization
      Canada

Number of Shares        5.    Sole Voting Power 0
Beneficially Owned      6.    Shared Voting Power 4,090,900
by Each Reporting       7.    Sole Dispositive Power 0
Person With             8.    Shared Dispositive Power 4,090,900

9.    Aggregate Amount Beneficially Owned by Each Reporting
     Person
      4,090,900

10.   Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares (See
      Instructions)
      [    ]

11.   Percent of Class Represented by Amount in Row (9):
      7.0%

12.   Type of Reporting Person (See Instructions)
      CO (Corporation governed by the Canada Business
Corporations Act), HC

                                      2C

                                 Page 5 of 10 Pages

CUSIP NO. 002893105                               13G

1.    Name of Reporting Person(s).
      I.R.S. Identification Nos. of above person(s) (entities only).
      Investors Group Inc. (formerly Investors Group Trustco
     Inc.)
      Reporting Person, a non-U.S. entity, has no I.R.S.
     Identification
      Number.

2.    Check the Appropriate Box if a member of a Group (See
Instructions)
      (a)   [    ]
      (b)   [    ]

3.    SEC Use Only

4.    Citizenship or Place of Organization
      Canada

Number of Shares        5.    Sole Voting Power 0
Beneficially Owned      6.    Shared Voting Power 4,090,900
by Each Reporting       7.    Sole Dispositive Power 0
Person With             8.    Shared Dispositive Power 4,090,900

9.    Aggregate Amount Beneficially Owned by Each Reporting
     Person
      4,090,900

10.   Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares (See
      Instructions)
      [    ]

11.   Percent of Class Represented by Amount in Row (9):
      7.0%

12.   Type of Reporting Person (See Instructions)
      CO (Corporation governed by the Canada Business
Corporations Act), HC

                                      2D

                                 Page 6 of 10 Pages

CUSIP NO. 002893105                             13G

1.    Names of Reporting Person(s).
      I.R.S. Identification Nos. of above person(s) (entities only).
      Investors Group Corporate Class Inc.
      Reporting Person, a non-U.S. entity, has no I.R.S.
Identification Number

2.    Check the Appropriate Box if a member of a Group (See
     Instructions)
      (a)   [    ]
      (b)   [    ]

3.    SEC Use Only

4.    Citizenship or Place of Organization
      Manitoba, Canada

Number of Shares        5.    Sole Voting Power 0
Beneficially Owned      6.    Shared Voting Power 129,300
by Each Reporting       7.    Sole Dispositive Power 0
Person With             8.    Shared Dispositive Power 129,300

9.    Aggregate Amount Beneficially Owned by Each Reporting
     Person
      129,300

10.   Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares (See
      Instructions)
      [    ]

11.   Percent of Class Represented by Amount in Row (9):
      0.2%

12.   Type of Reporting Person (See Instructions)
      CO  (Corporation governed by the Canada Business
Corporations Act)

                                      2E

                                Page 7 of 10 Pages

ITEM 1(a)   NAME OF ISSUER:

     Aber Diamond Corporation

ITEM 1(b)   ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES:

     181 University Avenue
     Toronto, Ontario
     M5H 3M7
     Canada

ITEM 2(a)   NAME OF PERSON FILING:

     This joint statement is filed by and on behalf of the following Reporting Persons signing this Schedule 13G and are hereafter referred to as the "Reporting Persons": IGM Financial Inc. (formerly Investors Group Inc.) ("IGM"), Investors Group Inc. (formerly Investors Group Trustco Inc.) ("IGI"), Investors Group Trust Co. Ltd. (the "Trustee"), I.G. Investment Management, Ltd. (the "Management Company") and Investors Group Corporate Class Inc. ("Corporate Class Inc.").

ITEM 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
RESIDENCE:

      All of the Reporting Persons have their principal places of business at:

                  One Canada Centre
                  447 Portage Avenue
                  Winnipeg, Manitoba
                  R3C 3B6

ITEM 2(c)   CITIZENSHIP:

     IGM is a corporation formed under the Canada Business
Corporations Act. It is a diversified-financial services holding company.

     IGI is a corporation formed under the Canada Business
Corporations Act.  It is a holding company.

     The Management Company is a corporation formed under the Canada Business Corporations Act. It provides management services to certain open-end mutual funds (the "Funds") that are either mutual fund trusts (the "Mutual Fund Trusts") or mutual funds that are a separate series of Corporate Class Inc. (the "Corporate Class Funds").

     The Trustee is a corporation governed by the Trust and Loan Companies Act. It is the trustee for the Unitholders of the Mutual Fund Trusts, which are open-end mutual fund trusts of which the Unitholders are beneficiaries established in accordance with a Declaration of Trust under the laws of Manitoba, Canada.

      Corporate Class Inc. is a corporation formed under the Canada Business Corporations Act. The Corporate Class Funds are open end mutual funds that are separate classes of Corporate
Class Inc.

                                Page 8 of 10 Pages

     IGM owns 100% of the issued and outstanding Class A Common Shares of IGI. IGI owns 100% of the issued and outstanding Class A Common Shares of the Management Company. IGI also owns, directly or indirectly, 100% of the issued and outstanding Common Shares of the Trustee. The Management Company owns, directly or indirectly, 100% of the issued and outstanding Common Shares of Corporate Class Inc. IGI, the Management Company, the Trustee, Corporate Class Inc. and the Funds are ultimately controlled by IGM through its ownership of 100% of the issued and outstanding Class A Common Shares of IGI.

     Power Financial Corporation owns 59.3% of the common stock of IGM Financial Inc. Power Corporation of Canada, of which Mr.
Paul Desmarais controls 63.3% of the voting power, owns 66.4% of the common stock of Power Financial Corporation.

ITEM 2(d)   TITLE OF CLASS OF SECURITIES:

The class of equity securities to which this statement on
Schedule 13G relates is the Common Stock, no par value per share of Aber Diamond Corporation, a Canadian corporation.

ITEM 2(e)   CUSIP NUMBER:

     002839105

ITEM 3      IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS
       240.13d-1(b), OR
            240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING
       IS A:

(a) [    ]  Broker or dealer registered under section 15 of the
       Act (15 U.S.C.
            78o).

(b) [    ]  Bank as defined in section 3(a)(6) of the Act (15
       U.S.C.78c).

(c) [    ]  Insurance company as defined in section 3(a)(19) of
       the Act (15
            U.S.C. 78c).

(d) [    ]  Investment company registered under section 8 of the
       Investment
            Company Act of 1940 (15 U.S.C 80a-8).

(e) [    ]  An investment adviser in accordance with 240.13d-
       1(b)(1)(ii)(E);

(f) [    ]  An employee benefit plan or endowment fund in
       accordance with
            240.13d-1(b)(1)(ii)(F);

(g) [    ]  A parent holding company or control person in
       accordance with
            240.13d-1(b)(1)(ii)(G);

(h) [    ]  A savings association as defined in Section 3(b) of
       the Federal
            Deposit Insurance Act (12 U.S.C. 1813);

(i) [    ]  A church plan that is excluded from the definition of
       an
            investment company under section 3(c)(14) of the
       Investment
            Company Act of 1940 (15 U.S.C. 80a-3);

(j) [    ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J).

                                Page 9 of 10 Pages


ITEM 4      OWNERSHIP.

Incorporated by reference to items (5) - (9) and (11) of the cover page pertaining to each Reporting Person.

ITEM 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

[     ]

ITEM 6     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
ANOTHER PERSON.

Not applicable

ITEM 7     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED
           THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
COMPANY.

Not applicable

ITEM 8     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
GROUP.

See Item 2(a)

ITEM 9     NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10    CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 15, 2007          IGM FINANCIAL INC.

                           By:      /s/ W. Sian Burgess
                                    -----------------------------
-------
                                    W. Sian Burgess, Senior Vice-
President
                                    General Counsel & Secretary
                                    of IGM Financial Inc.

                                Page 10 of 10 Pages

February 15, 2007          INVESTORS GROUP INC.

                           By:      /s/ David M.R. Cheop
                                    -----------------------------
------
                                    David M.R. Cheop,
                                    Vice-President, Corporate
Compliance of
                                    Investors Group Inc.

February 15, 2007          INVESTORS GROUP TRUST CO. LTD.

                           By:      /s/ Roger George Joseph
Blanchette
                                    -----------------------------
-----
                                    Roger George Joseph
Blanchette,
                                    Vice-President of
                                    Investors Group Trust Co.
Ltd.

February 15, 2007          I.G. INVESTMENT MANAGEMENT, LTD.

                           By:      /s/ David M.R. Cheop
                                    -----------------------------
-----
                                    David M.R. Cheop, as Attorney-
in-Fact
                                    for Alexander Scott Penman,
                                    President of
                                    I.G. Investment Management,
Ltd.


February 15, 2007          INVESTORS GROUP CORPORATE CLASS INC.

                           By:      /s/ Barbara Jean Reid
                                    -----------------------------
-----
                                    Barbara Jean Reid,
                                    Treasurer of
                                    Investors Group Corporate
Class Inc.

Exhibit A

                             Joint Filing Agreement
                             ----------------------

            In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, no par value per share of DUSA Pharmaceuticals Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

             IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 15th day of February, 2007.

                              IGM FINANCIAL INC.

                              By:      /s/ W. Sian Burgess
                                       --------------------
                                       W. Sian Burgess, Senior
Vice-President
                                       General Counsel &
Secretary of
                                       IGM Financial Inc.

                              INVESTORS GROUP INC.

                              By:      /s/ David M.R. Cheop
                                       --------------------
                                       David M.R. Cheop,
                                       Vice-President, Corporate
Compliance of
                                       Investors Group Inc.

                              INVESTORS GROUP TRUST CO. LTD.

                              By:      /s/ Roger George Joseph
Blanchette
                                       --------------------------
--------
                                       Roger George Joseph
Blanchette,
                                       Vice-President of
                                       Investors Group Trust Co.
Ltd.


                              I.G. INVESTMENT MANAGEMENT, LTD.

                              By:      /s/ David M.R. Cheop
                                       --------------------
                                       David M.R. Cheop, as
                                       Attorney-in-Fact for
                                       Alexander Scott Penman,
                                       President of
                                       I.G. Investment
Management, Ltd.

                              INVESTORS GROUP CORPORATE CLASS
INC.

                              By:      /s/ Barbara Jean Reid
                                       --------------------------
--------
                                       Barbara Jean Reid,
                                       Treasurer of
                                       Investors Group Corporate
Class Inc.

Exhibit B
                               Power of Attorney
                               -----------------

            KNOW ALL MEN BY THESE PRESENTS, THAT I, Alexander Scott Penman, President of I.G. Investment Management, Ltd., have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Lawson or David M.
R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of I.G. Investment Management, Ltd. any and all statements on
Schedule 13G under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

            IN WITNESS WHEREOF, I have hereunto set my hand and seal this 19th day of March, 1999.

                                          /s/   Alexander Scott
Penman
                                          -----------------------
-----
                                                Alexander Scott
Penman

            BE IT KNOWN, that on this 19th day of March, 1999, before me Douglas E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Alexander Scott Penman, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

            IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.

                                          /s/   Douglas E. Jones
                                          ----------------------
                                                Notary Public